Exhibit 99.2

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2024 and 2023

(Unaudited - Expressed in Canadian Dollars)

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	January 31, 2024 $	April 30, 2023 $
ASSETS
Current assets
Cash		6,204	8,280
Amounts receivable, net		3,047	3,247
Tax receivable		397	536
Inventory		2,532	2,060
Unbilled revenue		1,032	632
Prepaid expenses		1,843	2,037
		15,055	16,792
Restricted cash		85	86
Deposit on equipment		478	332
Investment at fair value through profit and loss		—	115
Property and equipment	5, 7	16,548	10,392
Intangible assets	6	27,857	30,925
Goodwill		18,664	19,171
Total assets		78,687	77,813
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	10	4,795	3,388
Deferred revenue		2,023	977
Income taxes payable		210	—
Leases	7	1,768	1,116
Deferred acquisition payments		289	439
		9,085	5,920
Leases	7	12,623	6,151
Deferred acquisition payments		278	278
Deferred income tax liability		6,883	7,661
Total liabilities		28,869	20,010
SHAREHOLDERS' EQUITY
Share capital	8	118,348	117,470
Contributed surplus	8	12,151	10,796
Accumulated other comprehensive loss		1,539	2,625
Accumulated deficit		(82,220)	(73,088)
		49,818	57,803
Total liabilities and shareholders’ equity		78,687	77,813

Nature of operations (Note 1)

Approved and authorized on behalf of the Board of Directors on March 13, 2024.

“Mitch Levine” Director “Dirk Witters” Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

		Three months ended January 31,		Nine months ended January 31,
(in thousands, except share data)	Note	2024 $	2023 $	2024 $	2023 $
REVENUE		6,221	5,171	18,059	15,044
COST OF SALES		3,024	2,207	9,114	6,822
GROSS PROFIT		3,197	2,964	8,945	8,222
EXPENSES
Research and development		1,001	1,563	3,116	13,189
Sales and marketing		649	836	2,634	2,674
General and administrative		4,178	4,112	11,473	11,738
Amortization of intangible assets	6	709	1,033	2,267	3,097
		6,537	7,544	19,490	30,698
Loss before other income (expenses) and income taxes		(3,340)	(4,580)	(10,545)	(22,476)
OTHER INCOME (EXPENSES)
Accretion		(5)	—	(15)	(3)
Grant income	12	—	22	299	306
Interest and other income		3	39	359	73
Unrealized foreign exchange gain (loss)		(115)	(76)	21	244
		(117)	(15)	664	620
Loss before income taxes		(3,457)	(4,595)	(9,881)	(21,856)
Income taxes		517	(104)	749	425
NET LOSS FOR THE PERIOD		(2,940)	(4,699)	(9,132)	(21,431)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations		130	3,748	(1,086)	3,890
COMPREHENSIVE LOSS FOR THE PERIOD		(2,810)	(951)	(10,218)	(17,541)
LOSS PER SHARE – BASIC AND DILUTED		(0.11)	(0.19)	(0.36)	(0.86)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		25,800,919	24,944,679	25,298,660	24,852,887

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Unaudited - Expressed in Canadian dollars)

(in thousands, except share data)	Number of Shares	Share Capital $	Convertible Debentures – Equity Component $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, October 31, 2022	24,935,448	117,054	—	10,285	(2,337)	(63,259)	61,743
Shares issued pursuant to option exercise	30,000	170	—	(73)	—	—	97
Share-based payments	—	—	—	193	—	—	193
Comprehensive loss for the period	—	—	—	—	3,748	(4,699)	(951)
Balance, January 31, 2023	24,965,448	117,224	—	10,405	1,411	(67,958)	61,082

Balance, October 31, 2023	25,050,260	117,470	—	11,916	1,409	(79,280)	51,515
Shares issued pursuant to bought deal offering of common shares	1,265,000	878	—	57	—	—	935
Share-based payments	—	—	—	178	—	—	178
Comprehensive loss for the period	—	—	—	—	130	(2,940)	(2,810)
Balance, January 31, 2024	26,315,260	118,348	—	12,151	1,539	(82,220)	49,818

(in thousands, except share data)	Number of Shares	Share Capital $	Convertible Debentures – Equity Component $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, April 30, 2022	24,476,846	114,559	103	9,630	(2,479)	(46,527)	75,286
Shares issued pursuant to option exercise	178,725	1,247	—	(532)	—	—	715
Shares issued pursuant to conversion of convertible debentures	309,877	1,418	(103)	—	—	—	1,315
Share-based payments	—	—	—	1,307	—	—	1,307
Comprehensive loss for the period	—	—	—	—	3,890	(21,431)	(17,541)
Balance, January 31, 2023	24,965,448	117,224	—	10,405	1,411	(67,958)	61,082

Balance, April 30, 2023	25,050,260	117,470	—	10,796	2,625	(73,088)	57,803
Shares issued pursuant to bought deal offering of common shares	1,265,000	878	—	57	—	—	935
Share-based payments	—	—	—	1,298	—	—	1,298
Comprehensive loss for the period	—	—	—	—	(1,086)	(9,132)	(10,218)
Balance, January 31, 2024	26,315,260	118,348	—	12,151	1,539	(82,220)	49,818

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended January 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	2024 $	2023 $
Operating activities:
Net loss for the period		(9,132)	(21,431)
Items not affecting cash:
Amortization and depreciation	5, 6, 13	4,156	4,702
Deferred income taxes		(582)	(676)
Accretion		15	3
Foreign exchange		118	(152)
Gain on investment		(21)	(27)
Share-based payments	8, 9, 10	1,298	1,307
		(4,148)	(16,274)
Changes in non-cash working capital related to operations:
Amounts receivable		439	350
Inventory		(513)	(62)
Unbilled revenue		(416)	1
Prepaid expenses		184	(316)
Accounts payable and accrued liabilities	10	1,462	(715)
Sales and income taxes payable and receivable		339	(343)
Deferred revenue		1,050	(240)
Net cash used in operating activities		(1,603)	(17,599)
Investing activities:
Purchase of property and equipment	5	(270)	(1,033)
Security deposit on leases		(157)	40
Deferred acquisition payments		(146)	(610)
Sale of QVQ Holdings BV shares		121	80
Net cash used in investing activities		(452)	(1,523)
Financing activities:
Proceeds on share issuance, net of transaction costs	8	935	715
Repayment of leases	7	(1,037)	(955)
Net cash used in financing activities		(102)	(240)
Decrease in cash during the period		(2,157)	(19,362)
Foreign exchange		80	724
Cash – beginning of the period		8,366	30,047
Cash – end of the period		6,289	11,409
Cash is comprised of:
Cash		6,204	11,324
Restricted cash		85	85
		6,289	11,409
Cash paid for interest		—	263
Cash paid for income tax		—	591

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

1.
NATURE OF OPERATIONS

ImmunoPrecise Antibodies Ltd. (the "Company" or "IPA") was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the NASDAQ Global Market ("Nasdaq") under the trading ticker symbol "IPA". The Company is a supplier of custom antibody discovery services. The address of the Company's corporate office is 3304-4464 Markham Street, Victoria, B.C., Canada V8Z 7X8.

Going concern basis

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. The Company has incurred operating losses since its inception, including $2.9 million for the three months ended January 31, 2024, and has accumulated a deficit of $82.2 million as of January 31, 2024. The Company had $6.3 million cash on hand as of January 31, 2024. The Company expects its cash on hand as of January 31, 2024 will be insufficient to fund the Company's operations for at least one year from the date these financial statements are available to be issued. These conditions raise material uncertainties which cast significant doubt as to whether the Company will be able to continue as a going concern should it not be able to obtain financing necessary to fund its planned revenue growth and working capital requirements.

The Company will need to raise additional funds to finance its operations and strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part on the prevailing capital market conditions and profitability of its operations. If the Company is unable to raise sufficient funds, reductions in expenditures will be required, and this may impact the future growth plans of the Company.

2.
BASIS OF PRESENTATION
(a)
Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s audited annual financial statements for the year ended April 30, 2023. They do not include all the information required for complete annual financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”) and interpretations of the International Financial Reporting Interpretations Committee and therefore should be read together with the audited annual financial statements for the year ended April 30, 2023.

Certain items have been reclassified in the prior year financial statements to conform to the presentation and classification used in the current year. These reclassifications had no effect on the Company's consolidated operating results, financial position or cash flows.

These condensed interim consolidated financial statements were approved by the Company's Board of Directors.

(b)
Basis of measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

(c)
Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and the following subsidiaries which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - January 31, 2024 and April 30, 2023	Country of Incorporation	Functional Currency
ImmunoPrecise Antibodies (Canada) Ltd.	100%	Canada	Canadian dollar
ImmunoPrecise Antibodies (USA) Ltd. ("IPA USA")	100%	USA	US dollar
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	USA	US dollar
ImmunoPrecise Antibodies (MA) LLC	100%	USA	US dollar
Talem Therapeutics LLC ("Talem")	100%	USA	US dollar
ImmunoPrecise Netherlands B.V.	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Europe) B.V. ("IPA Europe")	100%	Netherlands	Euro
BioStrand B.V.	100%	Belgium	Euro
Idea Family B.V.	100%	Belgium	Euro
BioKey B.V.	100%	Belgium	Euro
BioClue B.V.	100%	Belgium	Euro
ImmunoPrecise Antibodies (Quebec), Ltd.	100%	Canada	Canadian dollar
9438-9244 Quebec, Inc.	100%	Canada	Canadian dollar

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.

(d)
Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements. The presentation currency of the Company is the Canadian dollar.

Foreign currency translation

Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the reporting date, and income and expenses – at the average rate of the period. All resulting changes are recognized in other comprehensive income as cumulative translation differences.

Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

3.
ADOPTION OF NEW ACCOUNTING STANDARDS

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. The Company does not expect the amendments to IAS 1 to have a material impact on the Company's financial statements.

These amendments are effective for reporting periods beginning on or after January 1, 2024.

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments applied in the preparation of the condensed interim consolidated financial statements are the same as those presented in the Company’s audited annual financial statements for the year ended April 30, 2023.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

5.
PROPERTY AND EQUIPMENT

The table below includes both property and equipment and right-of-use assets.

(in thousands)	Computer Hardware $	Furniture & Equipment $	Computer Software $	Building $	Automobile $	Leasehold Improvements $	Lab Equipment $	WIP - Leasehold Improvements $	Total $
Cost:
Balance, April 30, 2022	136	35	47	2,586	239	353	5,672	138	9,206
Additions	138	—	—	7,593	—	101	1,064	28	8,924
Completion of work-in-process	—	—	—	—	—	166	—	(166)	—
Disposals	(3)	—	—	(1,290)	(95)	—	(700)	—	(2,088)
Foreign exchange	17	18	3	196	23	6	437	—	700
Balance, April 30, 2023	288	53	50	9,085	167	626	6,473	—	16,742
Additions	49	—	—	7,963	—	27	259	26	8,324
Disposals	(1)	—	—	(88)	—	—	—	—	(89)
Foreign exchange	(6)	(1)	(1)	(245)	(4)	(3)	(120)	—	(380)
Balance, January 31, 2024	330	52	49	16,715	163	650	6,612	26	24,597

Accumulated Depreciation:
Balance, April 30, 2022	70	29	47	1,736	46	348	3,371	—	5,647
Depreciation	84	3	—	1,109	58	40	977	—	2,271
Disposals	(3)	—	—	(1,274)	(57)	—	(507)	—	(1,841)
Foreign exchange	6	1	3	181	10	—	72	—	273
Balance, April 30, 2023	157	33	50	1,752	57	388	3,913	—	6,350
Depreciation	77	3	—	1,094	42	42	629	—	1,887
Disposals	—	—	—	(61)	—	—	—	—	(61)
Foreign exchange	(3)	—	(1)	(48)	(2)	—	(73)		(127)
Balance, January 31, 2024	231	36	49	2,737	97	430	4,469	—	8,049

Net Book Value:
April 30, 2023	131	20	—	7,333	110	238	2,560	—	10,392
January 31, 2024	99	16	—	13,978	66	220	2,143	26	16,548

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

6.
INTANGIBLE ASSETS

Changes in the value of the intangible assets during the nine months ended January 31, 2024 and the year ended April 30, 2023 are as follows:

(in thousands)	Internally Generated Development Costs $	Intellectual Property $	Proprietary Processes $	Certifications $	Customer List $	Total $
Cost:
Balance, April 30, 2022	33	31,914	7,359	126	180	39,612
Foreign exchange	—	3,229	744	13	18	4,004
Balance, April 30, 2023	33	35,143	8,103	139	198	43,616
Disposals	—	—	—	—	(193)	(193)
Foreign exchange	—	(929)	(214)	(4)	(5)	(1,152)
Balance, January 31, 2024	33	34,214	7,889	135	—	42,271

Accumulated Amortization:
Balance, April 30, 2022	8	1,693	5,491	—	30	7,222
Amortization	7	2,710	1,477	128	92	4,414
Foreign exchange	(1)	372	665	9	10	1,055
Balance, April 30, 2023	14	4,775	7,633	137	132	12,691
Amortization	5	1,999	195	3	65	2,267
Disposals	—	—	—	—	(193)	(193)
Foreign exchange	—	(140)	(202)	(5)	(4)	(351)
Balance, January 31, 2024	19	6,634	7,626	135	—	14,414

Net Book Value:
April 30, 2023	19	30,368	470	2	66	30,925
January 31, 2024	14	27,580	263	—	—	27,857

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

7.
LEASES

The Company has leases for lab and office space and automobiles. Each lease is reflected in the consolidated statement of financial position as a right-of-use asset and a lease liability. The Company classifies right-of-use assets in a consistent manner to its property and equipment. The following is a schedule of the Company’s future minimum lease payments related to the equipment and automobiles under finance lease and the office lease obligation:

(in thousands)	$
2024 (remainder)	440
2025	1,659
2026	1,620
2027	1,616
2028	1,610
More than 5 years	3,151
Total minimum lease payments	10,096
Less: imputed interest	4,295
Total present value of minimum lease payments	14,391
Less: Current portion	(1,768)
Non-current portion	12,623

Total cash outflow for leases during the nine months ended January 31, 2024 was $1.0 million (2023 - $1.0 million).

The nature of the Company’s leases by type of right-of-use asset as of January 31, 2024 is as follows:

Right-of-use asset type	No. of right-of-use assets leased	Range of remaining term	Average remaining lease term	No. of leases with extension options	No. of leases with options to purchase	No. of leases with variable payments linked to an index	No. of leases with termination options
Lab and office facilities	4	0.5 - 10.5 years	5.0 years	3	—	2	2
Automobiles	6	1.0 - 3.5 years	2 years	—	—	6	6

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

Right-of-use assets

The changes in the value of right-of-use assets during the nine months ended January 31, 2024 and the year ended April 30, 2023 are as follows:

(in thousands)	Building $	Automobile $	Lab Equipment $	Total $
Cost:
Balance, April 30, 2022	2,586	239	651	3,476
Additions	7,593	—	—	7,593
Disposals	(1,290)	(95)	(687)	(2,072)
Foreign exchange	196	23	36	255
Balance, April 30, 2023	9,085	167	—	9,252
Additions	7,963	—	—	7,963
Disposals	(88)	—	—	(88)
Foreign exchange	(245)	(4)	—	(249)
Balance, January 31, 2024	16,715	163	—	16,878

Accumulated Depreciation:
Balance, April 30, 2022	1,736	46	460	2,242
Depreciation	1,109	58	198	1,365
Disposals	(1,274)	(57)	(507)	(1,838)
Foreign exchange	181	10	(151)	40
Balance, April 30, 2023	1,752	57	—	1,809
Depreciation	1,094	42	—	1,136
Disposals	(61)	—	—	(61)
Foreign exchange	(48)	(2)	—	(50)
Balance, January 31, 2024	2,737	97	—	2,834

Net Book Value:
April 30, 2023	7,333	110	—	7,443
January 31, 2024	13,978	66	—	14,044

Lease payments not recognized as a liability

The Company has elected not to recognize a lease liability for leases with an expected term of 12 months or less. Additionally, certain variable lease payments are not permitted to be recognized as lease liabilities and are recognized in profit and loss as incurred. The expense relating to payments not included in the measurement of the lease liability during the nine months ended January 31, 2024 and 2023 are as follows:

(in thousands)	2024 $	2023 $
Leases of low value assets	4	30
Variable lease payments	370	169
	374	199

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

8.
SHARE CAPITAL
a)
Authorized:

Unlimited common shares without par value.

b)
Share capital transactions:

2023 Transactions

During the year ended April 30, 2023, the Company issued 263,537 common shares pursuant to the exercise of stock options for total gross proceeds of $0.7 million. A value of $0.8 million was transferred from contributed surplus to share capital as a result.

During the year ended April 30, 2023, the Company issued 309,877 common shares with a value of $1.3 million pursuant to the conversion of $1.3 million principal balance of convertible debentures.

2024 Transactions

During the nine months ended January 31, 2024, the Company issued 1,265,000 common shares in an underwritten public offering, including 165,000 common shares issued pursuant to the full exercise by the underwriter of its over-allotment option. The public offering price for each common share, before the underwriter's discount and commissions, was U.S.$1.00.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

c)
Options

The following table summarizes stock option awards during the nine months ended January 31, 2024 and the year ended April 30, 2023, including the grant date fair value determined using the Black-Scholes option pricing model:

				Black-Scholes Option Pricing Model Inputs
Grant date	Stock options granted	Exercisable price/option $	Awarded to	Share price on grant date $	Dividend yield	Expected volatility	Risk-free rate	Expected life	Fair value
May 15, 2022(1)	80,000	5.79	Employees	5.79	0%	77%	2.73%	5.0 years	$0.3 million
February 19, 2023(2)	29,060	4.10(5)	Directors	4.10(5)	0%	77%	3.57%	4.0 years	$0.1 million
February 19, 2023(1)	609,452	4.10(5)	Officers and employees	4.10(5)	0%	77%	3.57%	5.0 years	$2.2 million
January 19, 2024(3)	160,000	1.48(5)	Directors	1.48(5)	0%	77%	3.64%	5.0 years	$0.2 million
January 19, 2024(4)	80,000	1.48(5)	Directors	1.48(5)	0%	77%	3.64%	5.0 years	$0.1 million

(1)
Vesting conditions are as follows: one-third 6 months after grant date; one-third 12 months after grant date; and one-third 18 months after grant date.
(2)
Vesting conditions are as follows: one-quarter 3 months after grant date; one-quarter 6 months after grant date; one-quarter 9 months after grant date; and one-quarter 12 months after grant date.
(3)
Vesting conditions are as follows: one-thirty-sixth each month after grant date.
(4)
Vesting conditions are as follows: all vest 10 months after grant date.
(5)
Priced in US dollars

Expected volatility of options granted is based on the historical volatility of the Company from January 1, 2019 to the option grant date.

During the nine months ended January 31, 2024 the Company has recorded $1.3 million (2023 - $1.3 million) of share-based payments expense.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

The changes in the stock options for the nine months ended January 31, 2024 and the year ended April 30, 2023 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2022 (outstanding)	1,624,150	7.93	3.11
Granted	718,512	7.98	—
Exercised	(318,725)	3.26	—
Expired	(115,174)	10.75	—
Forfeited	(24,335)	20.30	—
Balance, April 30, 2023 (outstanding)	1,884,428	8.29	2.88
Granted	240,000	1.98	—
Expired	(396,332)	6.95	—
Forfeited	(105,566)	4.15	—
Balance, January 31, 2024 (outstanding)	1,622,530	7.52	3.22
Unvested	(537,444)	4.10	4.41
Exercisable, January 31, 2024	1,085,086	9.21	2.63

Details of the options outstanding as of January 31, 2024 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Vested
September 1, 2025	8.50	1.59	250,000	—	250,000
January 6, 2026	20.30	1.93	168,000	—	168,000
May 9, 2026(1)	10.32	2.27	10,000	3,333	6,667
January 2, 2026	6.89	1.92	28,250	—	28,250
January 7, 2027	7.94	2.94	276,000	—	276,000
January 13, 2027	8.30	2.95	31,000	—	31,000
February 22, 2024	6.35	0.06	25,000	—	25,000
May 15, 2027	5.79	3.29	80,000	—	80,000
February 19, 2027(2)	5.48	3.05	18,161	—	18,161
February 19, 2028(2)	5.48	4.05	496,119	316,968	179,151
January 19, 2029(3)	1.98	4.97	240,000	217,143	22,857
	7.52	3.22	1,622,530	537,444	1,085,086
(1)
Exercise price of US $7.72. The figure in the table above is translated at the January 31, 2024 rate.
(2)
Exercise price of US $4.10. The figure in the table above is translated at the January 31, 2024 rate.
(3)
Exercise price of US $1.48. The figure in the table above is translated at the January 31, 2024 rate.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

d)
Finder’s Warrants

Details of the finder’s warrants outstanding as of January 31, 2024 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
February 3, 2026(1)	22.53	2.01	130,111
December 8, 2028(2)	1.34	4.86	56,650
(1)
Exercise price of US $16.81. The figure in the table above is translated at the January 31, 2024 rate.
(2)
Exercise price of US $1.00. The figure in the table above is translated at the January 31, 2024 rate.

9.
EMPLOYEE REMUNERATION

Expenses recognized for employee benefits for the three and nine months ended January 31, 2024 and 2023 are detailed below:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2024 $	2023 $	2024 $	2023 $
Wages, salaries	5,312	2,719	8,059	7,741
Employee benefits	523	216	787	552
Payroll taxes	364	200	547	681
Severance	60	73	60	133
Share-based payments	1,001	193	1,298	1,307
	7,260	3,401	10,751	10,414

10.
RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including executive officers. During the three and nine months ended January 31, 2024 and 2023, the compensation for key management is as follows:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2024 $	2023 $	2024 $	2023 $
Salaries and other short-term benefits	238	530	1,811	1,938
Severance (included in salaries)	—	63	60	123
Share-based payments	(258)	124	862	555
Director compensation (included in salaries)	85	83	256	250
	65	800	2,989	2,866

At January 31, 2024, included in accounts payable and accrued liabilities is $1.6 million (April 30, 2023 - $0.9 million) due to related parties. The amounts payable are non-interest bearing and unsecured.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

11.
COMMITMENTS

The Company entered into a lease agreement for a new facility for its Oss, the Netherlands location on October 16, 2021. The lease will have a five-year term with an optional five-year extension, and is expected to commence February 1, 2024 at an estimated annual cost of €0.5 million indexed for inflation.

The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments based on 20% of the EBITDA of BioStrand, as defined in the share purchase agreement, over a 7-year period, which shall not exceed in total €12.0 million. The Company has determined these payments relate to post-acquisition services because they are contingent on the employment of two key employees and will be expensed in the period earned. As of January 31, 2024, the Company's unpaid commitment related to the BioStrand earnout is €12.0 million.

12.
GRANT AND SUBSIDY INCOME

During May 2022, the Company received a €0.5 million round of grant funding from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium. During the nine months ended January 31, 2024, the Company recorded €0.2 million in grant income related to this funding compared to the €0.2 million recorded in the nine months ended January 31, 2023.

13.
SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

At January 31, 2024 and April 30, 2023, the Company has one reportable segment, being antibody production and related services.

The Company’s revenues are allocated to geographic regions for the three and nine months ended January 31, 2024 and 2023 as follows:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2024 $	2023 $	2024 $	2023 $
United States of America	3,369	3,006	9,009	6,942
Europe	2,594	1,889	7,960	6,816
Canada	112	121	356	518
Australia	31	90	179	326
Other	115	65	555	442
	6,221	5,171	18,059	15,044

The Company’s revenues are allocated according to revenue types for the three and nine months ended January 31, 2024 and 2023 as follows:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2024 $	2023 $	2024 $	2023 $
Project revenue	5,774	4,754	16,508	13,817
Product sales revenue	395	363	1,372	1,054
Cryostorage revenue	52	54	179	173
	6,221	5,171	18,059	15,044

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

The Company’s non-current assets are allocated to geographic regions as of January 31, 2024 and April 30, 2023 as follows:

	January 31, 2024 $	April 30, 2023 $
North America - Corporate	81	89
North America	4,650	1,025
Belgium	37,515	40,406
Netherlands	21,386	19,501
	63,632	61,021

Geographic segmentation of the Company’s net income (loss) for the three and nine months ended January 31, 2024 and 2023 is as follows:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2024 $	2023 $	2024 $	2023 $
North America - Corporate	(3,335)	(620)	(6,022)	(4,500)
North America	765	(3,146)	51	(14,327)
Belgium	(1,488)	(1,267)	(3,829)	(3,276)
Netherlands	1,118	334	668	672
	(2,940)	(4,699)	(9,132)	(21,431)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the three and nine months ended January 31, 2024 and 2023 is as follows:

	Three months ended January 31,		Nine months ended January 31,
Interest and accretion (in thousands)	2024 $	2023 $	2024 $	2023 $
North America - Corporate	14	2	4	17
North America	95	3	175	14
Belgium	(37)	3	—	12
Netherlands	114	111	352	169
	186	119	531	212

	Three months ended January 31,		Nine months ended January 31,
Amortization and depreciation (in thousands)	2024 $	2023 $	2024 $	2023 $
North America - Corporate	3	4	9	11
North America	137	195	439	563
Belgium	608	554	1,817	1,717
Netherlands	561	935	1,891	2,411
	1,309	1,688	4,156	4,702

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

14.
SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions (in thousands)	January 31, 2024 $	January 31, 2023 $
Acquisition of building and equipment by lease	7,963	7,412

The following changes in liabilities arose from financing activities:

			Non-cash changes
(in thousands)	April 30, 2023 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	January 31, 2024 $
Deferred acquisition payments	717	—	—	—	15	(165)	567
Leases	7,267	(1,037)	7,963	—	—	198	14,391
Total	7,984	(1,037)	7,963	—	15	33	14,958

			Non-cash changes
(in thousands)	April 30, 2022 $	Cash Flows $	Acquisition $	Debt forgiven / Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	January 31, 2023 $
Deferred acquisition payments	1,237	(610)	—	—	—	47	674
Convertible debentures	1,312	—	—	(1,315)	3	—	—
Leases	1,455	(955)	7,412	—	—	(437)	7,475
Total	4,004	(1,565)	7,412	(1,315)	3	(390)	8,149

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2024 and 2023

(Unaudited - Expressed in Canadian dollars)

15.
SUBSEQUENT EVENTS

On February 23, 2024, the Company established an at-the-market equity offering facility ("ATM Facility") with Clear Street LLC, replacing its previous ATM Facility with Jefferies LLC, which was terminated on February 1, 2024. An Open Market Sales Agreement ("ATM Agreement") was entered into with Clear Street LLC, as sole sales agent ("Agent") on February 23, 2024. The Company is entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through the Agent common shares of the Company. On February 23, 2024, in connection with the ATM facility, the Company filed a prospectus supplement permitting the sales of common shares having an aggregate gross sales price of up to US$60.0 million. Sales of the common shares will be made in transactions that are deemed to be "at-the-market distributions" as defined in Rule 415(a)(4) of the United Securities Act of 1933, as amended, including, without limitation, sales made directly on Nasdaq or any other existing trading market for the common shares in the United States. Common shares will only be sold on the facilities of an exchange or market outside Canada to purchasers who the Company has no reason to believe are resident in Canada and, in all others cases, to purchasers who are not located or resident in Canada. The Company will determine, at its sole discretion, the date, minimum price and maximum number of common shares to be sold under the ATM Facility. The common shares will be distributed from time to time in negotiated transactions, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, and/or in any other manner permitted by applicable law. As such, the prices may vary between purchasers over time. The Company is not required to sell any common shares at any time during the term of the ATM Facility. As of March 13, 2024, 629,240 common shares were sold under the ATM with net proceeds of $1.8 million.